    As filed with the Securities and Exchange Commission on December 6, 1999
                                                      REGISTRATION NO. 333-87561

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            -------------------------
                              VSI ENTERPRISES, INC.
             (Exact name of Registrant as specified in its charter)

               Delaware                                84-1104448
     (State or other jurisdiction                   (I.R.S. Employer
   of incorporation or organization)               Identification No.)

                            5801 Goshen Springs Road
                             Norcross, Georgia 30071
                                 (770) 242-7566
   (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                  Richard E. Harrison, Chief Executive Officer
                            5801 Goshen Springs Road
                             Norcross, Georgia 30071
                                 (770) 242-7566
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

                             ROBERT T. MOLINET, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                     1230 PEACHTREE STREET, N.E., SUITE 3100
                             ATLANTA, GEORGIA 30309
                                 (404) 815-3643

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


========================================================================================================================
                                                       PROPOSED MAXIMUM        PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF        AMOUNT TO BE       OFFERING PRICE PER      AGGREGATE OFFERING          AMOUNT OF
   SECURITIES TO BE REGISTERED     REGISTERED(1)         SHARE (2)(3)             PRICE (2)            REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
  Common stock, par value
     $.001 per share..........         137,510               $0.55                 $75,631                    $20
========================================================================================================================



(1) Represents additional shares being registered pursuant to this Registration Statement.

(2) The shares of common stock are being registered hereby for the account of certain shareholders of VSI Enterprises, Inc. No other shares of common stock are being registered in connection with this offering. Pursuant to Rule 416, this registration statement also covers such indeterminate number of additional shares of common stock as may be issued because of future stock dividends, stock distributions, stock splits, or similar capital readjustments.

(3) Estimated solely for the purpose of calculating the filing fee under Rule 457(c) of the Securities Act of 1933.


                          ----------------------------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

                  SUBJECT TO COMPLETION, DATED DECEMBER 6, 1999


PROSPECTUS


                                4,258,865 SHARES


                              VSI ENTERPRISES, INC.

                                  COMMON STOCK


        This is a resale of VSI Enterprises, Inc. common stock by our shareholders. VSI Enterprises will not receive any of the cash proceeds from the sale of our shares of common stock.

        The common stock is traded on the OTC Bulletin Board under the symbol "VSIN." On December 1, 1999, the last reported sale price for the common stock, as reported on the OTC Bulletin Board, was $0.53 per share.


         INVESTING IN COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.


        The selling shareholders may sell the common stock in one or more transactions through brokers in the over-the-counter market, in private transactions, or otherwise, at current market prices. Accordingly, sales prices will depend upon price fluctuations and the manner of sale.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------







                The date of this Prospectus is December __, 1999

                              AVAILABLE INFORMATION


         VSI Enterprises is subject to informational requirements of the Securities Exchange Act of 1934. In accordance with the 1934 Act, VSI Enterprises files reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Northeast Regional Office located at Seven World Trade Center, Suite 1300, New York, New York 10048 and the Midwest Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Public Reference Room. VSI Enterprises' Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at http://www.sec.gov.

         VSI Enterprises has filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock being offered. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents previously filed with the Commission are hereby incorporated in this prospectus by reference:

         1. VSI Enterprises' Annual Report on Form 10-K for the year ended December 31, 1998, as amended on April 27, 1999, on April 30, 1999 and on December 6, 1999;
         2. VSI Enterprises' Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;
         3.       VSI Enterprises' Current Report on Form 8-K dated January 5,
                  1999;
         4.       VSI Enterprises' Current Report on Form 8-K dated August 31,
                  1999; and
         5. The description of VSI Enterprises' common stock contained in VSI Enterprises' registration statement on Form 8-A as filed with the Commission on November 12, 1991.

         All documents filed by VSI Enterprises under Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus. Any information incorporated by reference shall be modified or superseded by any information contained in this prospectus or in any other document filed later with the Commission which modifies or supersedes such information. Any information that is modified or superseded shall become a part of this prospectus as the information has been so modified or superseded.

         We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus, excluding exhibits unless such exhibits are specifically incorporated by reference into such documents. Please direct such requests to Investor Relations Department, VSI Enterprises, Inc., 5801 Goshen Springs Road, Norcross, Georgia 30071, telephone number (770) 242-7566.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the risks below and other information in this prospectus before deciding to invest in our common stock. The following summarizes the risks inherent in our business.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL TO FINANCE OUR OPERATIONS WHEN NEEDED.

         We will require additional capital or other financing to finance our operations, new market development and continued growth. We may seek additional equity financing through the sale of securities on a public or a private placement basis on such terms as are reasonably attainable. We may not be able to obtain such financing when needed, or that if obtained, it may not be sufficient or on terms and conditions acceptable to us. Sales and potential sales of substantial amounts of our common stock included in the registration in the public market could adversely affect the prevailing market prices for the common stock and impair our ability to raise additional capital through the sale of equity securities.

WE HAVE SUFFERED RECURRING LOSSES FROM OPERATIONS, WHICH MAY PREVENT US FROM CONTINUING AS A GOING CONCERN.

         As a result of our recurring losses from operations in recent years and our ratio of current assets to current liabilities, our auditors have expressed substantial doubt about our ability to continue as a going concern. Although we have undertaken a restructuring of the business operations that is intended to achieve profitable operations and provide positive operating cash flows as well as provide for additional equity capital investments, our restructuring may not be successful.

WE MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE.

         After 13 years of operations, we have not reported any profits for a full year of operations and, as of September 30, 1999, we had an accumulated deficit of $49.4 million. We may not be able to achieve or sustain profitability in the future. Whether or not we are able to operate profitably, we will require additional capital to finance our operations.

OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF WE FAIL TO SECURE SUFFICIENT CAPITAL AND FAIL TO CREATE A STRONG MARKETING SUPPORT TEAM THAT CAN PENETRATE NEW MARKETS.

         Our core technology, developed for videoconferencing applications, can also be used as the foundation for products and services in other markets, particularly for command and control applications for general business and industrial users. Entering that market successfully will require sufficient capital for further software product development, and the creation of sales channels and a marketing support team. The inability to secure sufficient capital or the failure to create a strong sales channel/marketing support organization could result in a failed effort to penetrate these new markets, and adversely affect operating results and cash flow.

DUE TO A FLOATING CONVERSION RATE FOR THE OUTSTANDING CONVERTIBLE DEBENTURE, WE DO NOT KNOW THE EXACT NUMBER OF SHARES THAT WILL BE ISSUED UPON CONVERSION.

         Upon full conversion of the outstanding convertible debenture held by Thomson Kernaghan, we would issue a maximum of 1,879,500 shares of common stock to Thomson Kernaghan. Based on the recent trading price of our common stock, if the debenture were to be converted at the present time, Thomson Kernaghan could be entitled to receive the maximum number of shares. These common shares would represent approximately 13.3% of our total outstanding common shares. Due to the floating conversion rate and depending on the timing of any conversions by Thomson Kernaghan, we do not know the exact number of shares that we will issue upon conversion.

THOMSON KERNAGHAN COULD CONVERT THE DEBENTURE AT A LOW STOCK PRICE, RESULTING IN MORE SHARES FOR THOMSON KERNAGHAN AND CAUSING A SUBSTANTIAL DILUTION TO THE OTHER COMMON SHAREHOLDERS SINCE THOMSON KERNAGHAN MAY SELL THE FULL AMOUNT ISSUABLE UPON CONVERSION.

         The outstanding debenture held by Thomson Kernaghan converts at a floating rate, based upon the market price of our common stock at the time of conversion, subject to a floor of $0.50 per share. The lower the stock price at the time Thomson Kernaghan converts the debenture, the more common shares Thomson Kernaghan will receive. Furthermore, the conversion of the convertible debentures may result in substantial dilution to the interests of other holders of common stock since Thomson Kernaghan may ultimately convert and sell the full amount issuable on conversion.

THOMSON KERNAGHAN COULD CONVERT THE CONVERTIBLE DEBENTURES INTO GREATER AMOUNTS OF COMMON STOCK, THE SALES OF WHICH WOULD FURTHER DEPRESS OUR STOCK PRICE.

         To the extent that Thomson Kernaghan converts and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow Thomson Kernaghan to convert its convertible preferred stock into even greater amounts of common stock. And, the subsequent sale of the common stock could further depress the stock price.

THE PRICE OF OUR COMMON STOCK COULD BE FURTHER DEPRESSED BY SHORT SALES BY THOMSON KERNAGHAN OR OTHERS.

         The significant downward pressure on the price of the common stock as Thomson Kernaghan converts and sells material amounts of common stock could encourage short sales by Thomson Kernaghan or others. This could place further downward pressure on the price of the common stock.

FUTURE ACQUISITIONS MAY NOT BE SUCCESSFULLY INTEGRATED WITH OUR EXISTING OPERATIONS, AND OUR ACQUISITION STRATEGY MAY NOT BE SUCCESSFUL.

         An important element of our growth strategy is to expand when appropriate through acquisitions. Our future success is dependent upon our ability to finance and effectively integrate acquired businesses with our operations. Our inability to do so could harm our operating results. Future acquisitions may not be successfully integrated with our existing operations, and our acquisition strategy as a whole may not be successful. In addition, our financial performance is now and will continue to be subject to various risks associated with the acquisition of businesses, including the financial effects associated with the integration of such businesses.

IF WE FAIL TO DEVELOP COMPETITIVE PRODUCTS IN RESPONSE TO TECHNOLOGICAL CHANGES, OUR BUSINESS COULD BE NEGATIVELY AFFECTED.

         The market for our products is characterized by rapidly changing technology, evolving industry standards and frequent product introductions. Product introductions are generally characterized by increased functionality and better picture quality at reduced prices. If we are unable, for technological or other reasons, to develop competitive products in a timely manner in response to changes in the industry, our business and operating results could be materially and adversely affected. Our ability to successfully develop and introduce on a timely basis new and enhanced products that embody new technology, and achieve levels of functionality and prices that are acceptable to the market will be a significant factor in our ability to grow and to remain competitive. For instance, the ability to transact business via the Internet is becoming increasingly important. Accordingly, in order to remain competitive, we are currently developing a system which will allow us to deliver products and services to our customers via the Internet. There is no guarantee that we can timely or effectively implement this strategy.

OPERATING RESULTS COULD BE ADVERSELY AFFECTED BY A DISRUPTION IN SUPPLY OR A SIGNIFICANT PRICE INCREASE OF VIDEOCONFERENCING COMPONENTS OR FAILURE OF A THIRD PARTY SUPPLIER TO REMAIN COMPETITIVE IN PRICE.

         Substantially all of our videoconferencing components, subsystems and assemblies are made by outside vendors. Disruption in supply, a significant increase in price of one or more of these components or failure of a third-party supplier to remain competitive in functionality or price could have a material adverse effect on our business and operating results. We could experience such problems in the future. Similarly, excessive rework costs associated with defective components or process errors associated with our anticipated new product line of videoconferencing systems could adversely affect our business and operating results.

OUR OPERATIONS COULD BE ADVERSELY AFFECTED BY THE LOSS OF A MAJOR CUSTOMER.

         We sell videoconferencing systems and related control services and network services to a number of major customers. During the year ended December 31, 1998, approximately 37% of our revenues were from Bell Atlantic. The loss of Bell Atlantic as a customer of Videoconferencing Systems, any termination or material modification of Eastern Telecom's agency agreement with Bell Atlantic or the loss other major customers, could have an adverse effect on our operations.

THE LOSS OF KEY MANAGEMENT OR TECHNICAL PERSONNEL COULD ADVERSELY AFFECT OUR OPERATIONS.

         Our development, management of our growth and other activities depend on the efforts of key management and technical employees. Competition for such persons is intense. Since we do not have long-term employment agreements with our key management personnel or technical employees, we could lose one or more of our key management or technical personnel which could adversely affect our operations. Our future success is also dependent upon our ability to effectively attract, retain, train, motivate and manage our employees, and failure to do so could have a material adverse effect on our business and operating results.

WE EXPECT COMPETITORS MAY ENTER THE MARKET WHICH HAVE FAR GREATER TECHNICAL AND FINANCIAL RESOURCES THAN WE HAVE.

         Competition in the video communications and command and control markets is intense. We expect other competitors, some with significantly greater technical and financial resources, may enter these markets. If we cannot continue to offer new videoconferencing and command and control products with improved performance and reduced cost, our competitive position will erode. Moreover, competitive price reductions may adversely affect our results of operations. In the videoconferencing market, our primary competitors are PictureTel Corporation, VTEL Corporation and Polycom Inc. In the command and control market, our primary competitors are Panja, Inc. and Crestron Electronics, Inc.

FLUCTUATIONS IN OUR QUARTERLY PERFORMANCE COULD ADVERSELY AFFECT OUR TOTAL REVENUES AND NET INCOME LEVELS.

         Our product sales have historically been derived primarily from the sale of videoconferencing systems and related equipment, the market for which is still developing. In addition, our revenues occur predominantly in the third month of each fiscal quarter. Accordingly, our quarterly results of operations are difficult to predict, and delays in the closing of sales near the end of the quarter could cause quarterly revenues and, to a greater degree, operating and net income to fall substantially short of anticipated levels. Our total revenues and net income levels could also be adversely affected by:

-        cancellations or delays of orders,
-        interruptions or delays in the supply of key components,
-        changes in customer base or product mix,
-        seasonal patterns of capital spending by customers,
- delays in purchase decisions due to new product announcements by us or our competitors, and
-        increased competition and reductions in average selling prices.

WE MAY NOT BE ABLE TO SUSTAIN CONTINUED TRADING MARKET IN OUR COMMON STOCK.

         Our common stock is traded on the OTC Bulletin Board. While we believe there are several securities broker/dealers making a market in our common stock, a public market for our common stock may not continue to be made or persons purchasing our securities may not be able to avail themselves of a public trading market for the common shares in the future.

WE MAY NOT BE ABLE TO REGAIN OUR NASDAQ LISTING.

         Effective as of the close of business on September 22, 1999, our common stock was delisted from the Nasdaq SmallCap Market and began trading on the OTC Bulletin Board. The delisting occurred as a result of the minimum bid price on our common stock being less than $1.00 per share and our net tangible assets being under $2.0 million. We are appealing Nasdaq's decision to delist our shares and have been advised by Nasdaq that its review council will likely issue its decision in April 2000. If our appeal is unsuccessful, our common stock will continue to trade on the OTC Bulletin Board until such time as we qualify for inclusion on the Nasdaq Stock Market. Because the requirements for a new listing on the Nasdaq Stock Market are substantially more onerous than the requirements for continued listing, we may not be in a position in the future to reapply for listing on Nasdaq.

IF WE ISSUE PREFERRED STOCK, THE VALUE OF OUR COMMON STOCK MAY DECREASE.

         The issuance of any preferred stock could affect the rights of the holders of common stock, and therefore, reduce the value of the common stock and make it less likely that holders of common stock would receive a premium for the sale of their shares of common stock. In particular, specific rights granted to future holders of preferred stock could be issued to restrict our ability to merge with or sell our assets to a third party. No preferred stock is currently outstanding, and we have no present plans to issue any preferred stock.

THE SEC'S RULES REGARDING "PENNY STOCKS" MAY RESTRICT YOUR ABILITY TO RESELL OUR SHARES.

         Our common stock is subject to a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally, institutions with assets in excess of $5,000,000 or individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the rule, the broker/dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker/dealers to sell our common stock and therefore may affect the ability of purchasers in this offering to resell our common stock.

                                BUSINESS SUMMARY


GENERAL


         VSI Enterprises, Inc. is an Atlanta-based holding company. Our core business is the design, manufacture, marketing and servicing of interactive group videoconferencing and control systems, through our wholly-owned subsidiary, Videoconferencing Systems, Inc. Additionally, we resell voice and data services and equipment on behalf of large telecommunications companies, through our majority-owned subsidiary, VSI Network Services, Inc., doing business as Eastern Telecom, Inc. Our common stock is publicly traded on the OTC Bulletin Board, under the symbol "VSIN."


         In 1998, Videoconferencing Systems generated revenue of $13.6 million or approximately 70% of our total revenues. Customers include corporations, educational institutions, state and federal governments and health care providers, primarily in the United States and Europe.


         Among Videoconferencing Systems' largest customers are Bell Atlantic, Boeing and MCI, each of which accounted for approximately 12% of Videoconferencing Systems' revenues during 1998. On average, 75% of Videoconferencing Systems' revenues each year come from existing customers. The balance of our 1998 revenues of $5.9 million was generated primarily through Eastern Telecom's voice and data services and equipment reselling business. Eastern Telecom is one of Bell Atlantic's largest agents and serves business accounts with less than $250,000 in annual billings.

         Videoconferencing Systems' videoconferencing products are designed to allow multiple participants at geographically dispersed sites to see and hear each other on live television and share graphical and pictorial information using standard commercially available telecommunications transmission facilities. Videoconferencing Systems integrates standard video, audio and transmission components with its own proprietary video, audio and computer control components and software, patented under the trade name Omega. A typical Videoconferencing Systems customer is a large, multi-site organization that utilizes sophisticated audio, video and communications network technologies that require complex command and control solutions. These solutions can be used in a variety of settings, including corporate meetings and conferences, distance learning and judicial arraignment systems. Command and control solutions allow end users to operate as a single system a broad range of electronic equipment such as projectors, VCRs, computers, sound systems, lighting and temperature controls, in addition to audio-video. These solutions can be used in a variety of settings, in addition to audio-visual settings. These customers also require superior after-the-sale service. Historically, Videoconferencing Systems has utilized a direct sales model. However, in order to grow sales and to reach and maintain profitability, management believes that Videoconferencing Systems can better leverage its technological and service competencies by marketing and selling its products through third party resellers and system integrators, who specialize in the sale, installation, support and service of audio-visual equipment, and by entering new markets for its patented Omega technology.

         This strategic shift resulted from a thorough review and analysis of VSI Enterprises conducted by management. In addition to redefining VSI Enterprises' business strategy, management identified opportunities for improving short-term operating results. We have closed operations that were unprofitable or inconsistent with its core strategy, reduced administrative overhead and negotiated the restructuring of our short- and long-term debt. Videoconferencing Systems has implemented a new pricing strategy thereby improving gross margins, instituted more focused marketing and sales support campaigns, has realigned its videoconferencing product families and has implemented new operating procedures and financial controls. Once fully implemented, Videoconferencing Systems' shift to channel resellers should expand sales, lower the cost of sales and shorten the sales cycle for its products and services. Eastern Telecom has broadened its product offerings to include Lucent Technologies phone hardware, thus further diversifying its revenue stream.

         These strategic actions have enabled Videoconferencing Systems to reposition its product line and to expand its presence in the audio/visual command and control systems market. This market, which to some degree overlaps the high-end videoconferencing market already served by Videoconferencing Systems, is almost exclusively maintained by thousands of resellers and system integrators. Videoconferencing Systems' products are being re-engineered such that they may also be sold through these third party channels. We believe that, once product development has been completed, Videoconferencing Systems will offer a functionally superior and lower cost, fully integrated solution providing command and control and remote diagnostics for audio, visual and room environment devices and for network connectivity. Videoconferencing Systems has already experienced success in this market, having recently completed approximately $1.7 million of custom command and control projects for two long-time customers.

         Once established in the audio/visual command and control market, we envision developing additional applications for other command and control system markets, including process control applications in manufacturing environments and the burgeoning home entertainment market, that may involve licensing aspects of the patented Omega technology to manufacturers, in addition to third-party reseller channels.


         We incorporated under the laws of Delaware on September 19, 1988 as Fi-Tek III, Inc. to raise capital and to seek out business opportunities in which to acquire an interest. On August 21, 1990, we acquired 89.01% of the total common stock and common stock equivalents then issued and outstanding of Videoconferencing Systems, Inc., a Delaware corporation. Videoconferencing Systems was founded in 1985 through the acquisition of a portion of the assets of a Sprint Corporation videoconferencing subsidiary. In December 1990, we changed our name from Fi-Tek III, Inc. to VSI Enterprises, Inc. During the first half of 1991, we acquired the remaining additional outstanding shares of common stock of Videoconferencing Systems.

         In addition to our Videoconferencing Systems and Eastern Telecom subsidiaries, we conducted our operations in 1998 through the following three subsidiaries:


- Videoconferencing Systems, n.v, otherwise known as VSI Europe, is a distributor of our videoconference systems in Europe and has installed videoconference room systems in Europe. VSI Europe has offices located in London and Antwerp. We sold our interest in VSI Europe in September 1999.
- VSI Solutions, Inc. is a software company whose products include a reservation system for the management of videoconferencing systems. We closed VSI Solutions on June 30, 1999, upon the completion of a contract with a customer and the sale of our reservation system source code.
- VSI Network Services, Inc., doing business as Integrated Network Services, Inc., was engaged in the design, installation and support of local and wide area networks. Integrated Network Services was an integration firm specializing in the connectivity of multi-protocol environments, ranging from small, local area networks to large, enterprise-wide networks employing WAN technologies to connect multiple sites. Integrated Network Services discontinued operations in December 1998 and has filed for protection under Chapter 7 of the U.S. Bankruptcy Code.


         We operate through two primary reportable segments:

-        videoconferencing and control systems and

- through our Eastern Telecom subsidiary, network services and telecommunication equipment.


         On January 15, 1999, we implemented a 1-for-4 reverse split of the shares of our common stock. All share and per share amounts included in this report reflect the effects of the reverse split.

         Our principal executive offices and manufacturing facilities are located at 5801 Goshen Springs Road, Norcross, Georgia 30071, and our telephone number is (770) 242-7566.

RECENT DEVELOPMENTS


         Debt Restructuring. On August 31, 1999, we restructured our debt with Thomson Kernaghan & Co., Ltd., which totaled $1,089,750 at August 31, 1999. We made a cash payment of $150,000 at closing, and the remaining balance was exchanged for a 7% secured convertible debenture, with a one year term. The debenture is secured by a lien on our ownership interest in Eastern Telecom, Inc. which is junior to our converting term note holders and new investors, as discussed below. Eastern Telecom is a marketer and reseller of telecommunications services and products. Additionally, under the terms of the agreement, Thomson Kernaghan released its existing security interest in our patents. Thomson Kernaghan has the option to commence converting the debenture into shares of our common stock at the initial rate of 7.5% per month beginning January 1, 2000. This rate will increase to 15% per month commencing April 1, 2000. The conversion price is the lesser of $1.00 per share or the five-day average closing bid price of our common stock prior to the date of any such conversion, with a floor of $0.50 per share. Furthermore, Thomson Kernaghan has the option of converting the debenture into shares of Eastern Telecom common stock at any time and at the rate of one share of Eastern Telecom common stock for each $6.50 of principal so converted. Any remaining balance of the debenture will be payable on the maturity date.

         As part of closing the Thomson Kernaghan transaction, $1,213,000 of our 18-month term notes due March 31,2000 were converted into 195,099 shares of Eastern Telecom common stock which were owned by us, representing a 19.5% minority interest in Eastern Telecom. In addition, $1,040,000 of new capital was raised by selling a 16.0% minority interest in Eastern Telecom. The consideration received for the sale of shares of common stock of Eastern Telecom was based on an internal valuation of Eastern Telecom. We still hold the remaining 64.5% majority ownership interest in Eastern Telecom.

         Participants in the term note conversion and new equity participants also received 1,098,492 and 396,497 warrants to acquire shares of our common stock at an exercise price of $0.50 and $1.00 per share, respectively. Under the terms of the Thomson Kernaghan agreement, we have undertaken to sell our remaining interest in Eastern Telecom at not less than fair market value, provided the terms of any such transaction are otherwise acceptable to us. Additionally, Eastern Telecom's minority shareholders have a put option, which gives them the right to put their Eastern Telecom shares back to us after one year, and we have a call option to reacquire shares of Eastern Telecom at any time, both at a price of $6.50 per share of Eastern Telecom common stock.

         Management Changes. On May 1, 1999, we entered into consulting agreements with a Dallas, Texas based venture capital, merchant banking and consulting firm, Taconic Partners, L.L.C., and with Karen Franklin to assist with our ongoing and anticipated operational and financial restructuring. On June 7, 1999, Ms. Franklin replaced interim Chief Financial Officer, Sam Horgan. On June 8, 1999, we announced that President and Chief Executive Officer Judi North would be resigning her position, effective June 11, 1999, for personal reasons. Mrs. North was replaced, on an interim basis, by Richard E. Harrison, President of Taconic Partners. Concurrent with the announcement of Ms. North's resignation, we promoted Rick Egan to President of our Videoconferencing Systems subsidiary. Ms. North remains on our board of directors.

         Richard E. Harrison, age 41, is the President and a Manager of Taconic Partners, L.L.C., a Dallas, Texas based venture capital, merchant banking and consulting firm. Since October 1996, Mr. Harrison has served as Chairman, President and CEO of OHA Financial, Inc., an affiliated investment of Taconic engaged in the specialty finance industry. Before founding Taconic Partners, Inc. in 1990, the predecessor to Taconic Partners, L.L.C., Mr. Harrison was a senior consultant with Towers Perrin, where he specialized in post-merger integration of operations and organizations for larger international companies. Prior to joining Towers Perrin, Mr. Harrison worked for Thomson McKinnon in corporate finance. Before that, Mr. Harrison was on the marketing staff of Reliance Electric Company. Mr. Harrison holds a bachelor of business administration degree in Finance from Baylor University and a masters of business administration degree from the University of Texas at Austin where he graduated with honors.


         Karen T. Franklin, age 42, served as Controller of OHA Financial, Inc. from September 1997 through May 1999. Previously, she had served as Director of Financial Accounting for Jayhawk Acceptance Corporation, a publicly held specialty finance company, and in managerial positions with PricewaterhouseCoopers, Nations Credit Corporation and US Trails, Inc. She holds a master of science degree in accounting from the University of North Texas. She is a Certified Public Accountant.


         Nasdaq Listing. Effective as of the close of business on September 22, 1999, our common stock was delisted from the Nasdaq SmallCap Market and began trading on the OTC Bulletin Board. The delisting occurred as a result of the minimum bid price on our common stock being less than $1.00 per share and our net tangible assets being under $2.0 million. We are appealing Nasdaq's decision to delist our shares and have been advised by Nasdaq that its review council will likely issue its decision in April 2000.

         Sale of VSI Europe. On September 30, 1999, we sold our European subsidiary, VSI Europe, to certain members of VSI Europe's executive management team. As a condition of such sale, we were released from all liabilities, including certain guarantees under VSI Europe's bank credit agreements. Concurrent with the sale, VSI Enterprises and VSI Europe have agreed to enter into a non-exclusive reseller agreement wherein VSI Europe will retain the right to market our videoconferencing product line in Europe.

                                 USE OF PROCEEDS


         We will not receive any of the cash proceeds from the sale of shares of the common stock by the selling shareholders. We will receive proceeds of approximately $950,000 from the exercise of all stock purchase warrants issued in connection with the debt restructuring in August 1999. Such proceeds will be used for general corporate purposes, including working capital.


                              SELLING SHAREHOLDERS


         The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 1, 1999 by the shareholders who are offering securities in connection with this prospectus. Beneficial ownership includes shares for which an individual has or shares, voting or investment power or both. All of the listed persons have sole voting and investment power over the shares listed opposite their names unless otherwise indicated in the notes below. Except for shares of common stock to be sold by Acis, Inc. and Thomson Kernaghan & Co., Ltd., the shares of common stock to be sold in this offering represent shares issuable by VSI Enterprises upon the exercise of presently exercisable stock purchase warrants.



                                                        BEFORE THE OFFERING                            AFTER THE OFFERING
                                                      ----------------------                         ------------------------
                                                         NUMBER                   SECURITIES TO         NUMBER
NAME OF BENEFICIAL                                    BENEFICIALLY   PERCENT         BE SOLD         BENEFICIALLY    PERCENT
      OWNER                                               OWNED     OF CLASS       IN OFFERING          OWNED        OF CLASS
------------------                                    ------------  --------      -------------      ------------    --------
Acis, Inc.(1)                                            500,000       3.9            500,000             0              0
Andover Real Estate Services, Inc.(2)                     10,503        *              10,503             0              0
Sharon Carr and Larry Carr TIC  (3)                      700,906(4)    5.6            150,037          550,869(4)       4.4
Chester C. Cavoli                                          9,377        *               9,377             0              0
Rodney J. Conard                                           3,751        *               3,751             0              0
Namassivaya Doddi                                          7,502        *               7,502             0              0
Rick Egan (5)                                             10,325(6)     *               3,751            6,574(6)        *
Bruce M. Fogel                                             3,751        *               3,751             0              0
Ambrose W. Givens, Sr.                                    37,510        *              37,510             0              0
Karen T. Franklin (7)                                     50,000        *              50,000             0              0
Richard E. Harrison (8)                                  800,000(11)   6.1            800,000(9)          0              0
A. John Knapp, Jr.(10)                                    73,008(11)    *              73,008(11)         0              0
Maurice and Mary-Ann LaFlemme, JT                          3,751        *               3,751             0              0
Francis W. Marceau and Linda Dupont, JT                    3,751        *               3,751             0              0
Julia B. North (12)                                       82,501(13)    *               3,751           78,750(13)       *
OHA Financial, Inc.(14)                                  500,000       3.9            500,000             0              0
Harlan Platt (15)                                         32,988(16)    *               3,751           29,237(16)       *
Edward S. Redstone (17)                                1,488,629(18)  11.5            575,019          913,610(18)      7.4
Richard Allen Schubert                                   103,605(19)    *              22,505(19)       81,100           *
Walter W. Sessoms                                          9,377        *               9,377             0              0
Richard K. Snelling (20)                                 347,774       2.8             37,510          310,264          2.5
James H. Stewart                                           1,876        *               1,876             0              0


                                                        BEFORE THE OFFERING                            AFTER THE OFFERING
                                                      ----------------------                         ------------------------
                                                         NUMBER                   SECURITIES TO         NUMBER
NAME OF BENEFICIAL                                    BENEFICIALLY   PERCENT         BE SOLD         BENEFICIALLY    PERCENT
      OWNER                                               OWNED     OF CLASS       IN OFFERING          OWNED        OF CLASS
------------------                                    ------------  --------      -------------      ------------    --------
Thomson Kernaghan & Co., Ltd.                          1,913,875(21)  13.5          1,913,875(21)         0              0
Thomas E. Van Lente                                      213,751       1.7              3,751          210,000          1.7
Vital Resources profit Sharing Trust,                      3,751        *               3,751             0              0
      FBO Francis J. Knott (22)
A. Max Walker                                             82,510                       37,510          45,000            *
Walter J. Wisialko                                         3,751        *               3,751            0               0
                                                                                    ---------
         Total                                                                      4,258,865
                                                                                    =========

-------------------
 *  Less than 1% of outstanding shares.


(1) VSI Enterprises has entered into a strategic investment agreement with Acis which, among other things, provides for the issuance of 500,000 shares of common stock in exchange for an equity investment in Acis. Acis is a private company, whose majority shareholder is Richard Mays, who serves as Chief Technology Officer of Videoconferencing Systems.

(2) Andover Real Estate Services is controlled by A. John Knapp, who is a selling shareholder and a former director of VSI Enterprises.

(3) Mr. Carr serves as Chairman of the Board of VSI Enterprises. Mr. Carr's business address is 1301 South Bowen Road, Suite 335, Arlington, Texas 76013.

(4) Includes 86,250 shares subject to presently exercisable stock options and stock purchase warrants.

(5) Mr. Egan serves as President of Videoconferencing Systems, Inc., a subsidiary of VSI Enterprises.

(6) Includes 4,074 shares of common stock subject to presently exercisable stock options.

(7)  Ms. Franklin serves as Chief Financial Officer of VSI Enterprises.

(8) Mr. Harrison serves as Chief Executive Officer of VSI Enterprises. Mr. Harrison's business address is 5801 Goshen Springs road, Norcross, Georgia 30071.

(9) Includes warrants to purchase 500,000 shares of common stock held by OHA Financial, Inc., of which Mr. Harrison serves as President and a director.

(10) Mr. Knapp is a former director of VSI Enterprises.

(11) Includes warrants to purchase 3,751 shares of common stock held jointly with Richard Allen Schubert and warrants to purchase 10,503 shares of common stock held by Andover Real Estate Services, Inc., an entity controlled by Mr. Knapp.

(12) Ms. North serves as a director of VSI Enterprises.

(13) Includes 75,000 shares of common stock subject to presently exercisable stock options.

(14) OHA Financial is controlled by Richard E. Harrison, who serves as Chief Executive Officer of VSI Enterprises.

(15) Mr. Platt serves as a director of VSI Enterprises.

(16) Includes 25,000 shares of common stock subject to presently exercisable stock options.

(17) Mr. Redstone serves as a director of VSI Enterprises. Mr. Redstone's business address is 222 Merrimack Street, Suite 210, Lowell, Massachusetts 01852.

(18) Includes 16,250 shares of common stock subject to presently exercisable stock options.

(19) Includes warrants to purchase 3,751 shares of common stock owned jointly with A. John Knapp.

(20) Mr. Snelling is a former Chairman of the Board and Chief Executive Officer of VSI Enterprises.

(21) Represents shares of common stock issuable by VSI Enterprises upon conversion of $939,750 of our 7% convertible debentures due August 2000 held by Thomson Kernaghan. The convertible debentures are convertible into shares of common stock on the basis of a floating conversion ratio depending, in part, on the market price of VSI Enterprises' stock at the time of conversion and, therefore, cannot be determined at this time. The conversion ratio has a floor of $0.50 per share. The number of shares of VSI Enterprises common stock listed as beneficially owned by the selling shareholder assumes that all of the convertible debentures beneficially owned by such shareholder were converted on September 1, 1999, which represents the maximum number of shares into which the debenture can be converted. Also includes 34,375 shares of common stock issuable upon the exercise of immediately exercisable stock purchase warrants.

(22) Vital resources is controlled by Francis J. Knott.



                            DESCRIPTION OF SECURITIES

         The authorized capital stock of VSI Enterprises consists of 40,000,000 shares of common stock of $.001 par value and 800,000 shares of preferred stock of $.00025 par value, issuable in series, the relative rights and preferences of which may be designated by the board of directors.

COMMON STOCK

         Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the certificate of incorporation. Holders of outstanding common shares are entitled to those dividends declared by the board of directors out of legally available funds; and, in the event of liquidation, dissolution, or winding up of the affairs of VSI Enterprises, holders are entitled to receive, ratably, the net assets of VSI Enterprises available to holders of common shares after distribution is made to the preferred stockholders. Holders of outstanding common shares have no preemptive, conversion, or redemptive rights.


PREFERRED STOCK

         VSI Enterprises is authorized to issue up to 800,000 shares of $.00025 par value preferred stock, none of which is outstanding. The board of directors has the power, without further action by the stockholders, to divide any and all shares of preferred stock into a series. The board also has the power to fix and determine the relative rights and preferences of the preferred stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidating and dissolution preferences, conversion or exchange rights and voting rights, if any.

         Issuances of preferred stock by the board of directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of common stock and may dilute the voting rights of such holders. Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of the common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of preferred stock may be used as an anti-takeover device without further action on the part of the stockholders of VSI Enterprises. VSI Enterprises has no present plans to issue any shares of preferred stock.


COMMON STOCK PURCHASE WARRANTS

         The following is a brief summary of certain provisions of the warrants issued in connection with the August 31, 1999 debt restructuring. See "Business Summary - Recent Developments - Debt Restructuring." Such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreements between the Company and the warrantholders, a copy of which may be obtained from the Company upon the written request of a warrantholder. In connection with the debt restructuring, VSI Enterprises issued (i) warrants to purchase an aggregate of 1,098,492 shares of common stock at an exercise price of $0.50 per share, and (ii) warrants to purchase an aggregate of 396,497 shares of common stock at an exercise price of $1.00 per share. With the exception of the exercise price, the terms of the warrants are identical. On December 1, 1999, the closing price of VSI Enterprises' common stock was $0.53 per share, which is in excess of the exercise price of the warrants exercisable at $0.50 per share, but less than the exercise price of the warrants exercisable at $1.00 per share.

         Exercise Price and Terms. Each warrant entitles the holder thereof to purchase one share of common stock at a price of $0.50 per share or $1.00 per share, as the case may be, subject to adjustment in accordance with the anti-dilution provisions referred to below. The holder of any warrant may exercise such warrant by surrendering the certificate representing the warrant to VSI Enterprises, with the election to purchase form attached to the warrant agreement properly completed and executed, together with payment of the exercise price. The warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the warrants on August 31, 2004.

         Anti-Dilution Adjustments. The exercise price and/or the number of shares of common stock purchasable upon the exercise of the warrants are subject to adjustment upon the occurrence of certain events, including stock dividends and stock splits.

         Transfer, Exchange and Exercise. The warrants are in registered form and may be presented to VSI Enterprises for transfer, exchange or exercise at any time on or prior to their expiration date, at which time the warrants become wholly void and of no value. If a market for the warrants develops, the holder may sell the warrants instead of exercising them. There can be no assurance, however, that a market for the warrants will develop or continue.

         Rights of Warrantholders. Holders of the warrants have no voting rights and are not entitled to dividends until such time as the warrant is exercised.


TRANSFER AGENT


         SunTrust Bank, Atlanta, acts as the transfer agent for the common shares of VSI Enterprises.


                              PLAN OF DISTRIBUTION


         VSI Enterprises is registering the shares on behalf of the selling shareholders. Selling shareholders include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by VSI Enterprises. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders.


         Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions, which may include block transactions, on Nasdaq, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.


         The selling shareholders have advised VSI Enterprises that they have not entered into any agreements, understandings or arrangements with any underwriters or brokers-dealers regarding the sale of their securities. In addition, there is not an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. The compensation paid as to a particular broker-dealer might be in excess of customary commissions.

         The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be underwriters within the meaning of
Section 2(11) of the Securities Act. And, any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

         Because selling shareholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of The Nasdaq Stock Market pursuant to Rule 153 under the Securities Act. VSI Enterprises has informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.


         One of the selling shareholders, Thomson Kernaghan, has the option to commence converting the debenture into shares of common stock at the initial rate of 7.5% per month beginning January 1, 2000. This rate will increase to 15% per month commencing April 1, 2000. See "VSI Enterprises C Recent Developments C Debt Restructuring."

         Upon VSI Enterprises being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Act. The supplement shall disclose:

- the name of each such selling shareholder and of the participating broker-dealer(s),
-        the number of shares involved,
-        the price at which such shares were sold,
- the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,
- that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and
-        other facts material to the transaction.


In addition, upon VSI Enterprises being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                  LEGAL MATTERS

         Certain legal matters in connection with the offering are being passed upon for VSI Enterprises by Smith, Gambrell & Russell, LLP, Suite 3100, 1230 Peachtree Street N.E., Atlanta, Georgia 30309. As of September 1, 1999, Smith, Gambrell & Russell, LLP owned an aggregate of 25,000 shares of common stock.

                                     EXPERTS

         The consolidated financial statements as of December 31, 1998 and for the years ended December 31, 1998 and 1996, incorporated by reference in this registration statement and prospectus, to the extent and for the periods indicated in their reports, have been audited by Grant Thornton LLP, independent public accountants, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements and schedules of VSI Enterprises, Inc. and subsidiaries as of and for the year ended December 31, 1997, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================

       NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VSI ENTERPRISES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF VSI ENTERPRISES SINCE THE DATE HEREOF.

                           ---------------------------

                                TABLE OF CONTENTS

                                                                          Page

Available Information.....................................................  2
Incorporation of Certain
  Documents by Reference..................................................  2
Risk Factors..............................................................  3
Business Summary..........................................................  8
Use of Proceeds........................................................... 12
Selling Shareholders...................................................... 12
Description of Securities................................................. 14
Plan of Distribution...................................................... 16
Legal Matters............................................................. 17
Experts................................................................... 18


================================================================================


================================================================================

                              VSI ENTERPRISES, INC.



                                4,258,865 SHARES


                                  COMMON STOCK




                               P R O S P E C T U S





                                DECEMBER __, 1999






                            5801 GOSHEN SPRINGS ROAD
                             NORCROSS, GEORGIA 30071
                                 (770) 242-7566


================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     Set forth below are estimates of the fees and expenses payable by VSI Enterprises in connection with the offer and sale of the common stock:


                  SEC registration fee..........................................         $    701
                  Blue sky qualification fees and expenses......................            1,500
                  Legal fees and expenses.......................................           10,000
                  Accounting fees and expenses..................................           15,000
                  Transfer Agent fees...........................................            1,000
                  Printing, materials, and postage..............................            1,500
                  Miscellaneous expenses........................................              299
                                                                                         --------

                          Total.................................................         $ 30,000
                                                                                         ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     VSI Enterprises' Certificate of Incorporation provides that in actions other than in the right of VSI Enterprises, VSI Enterprises indemnifies directors and officers of VSI Enterprises against costs, charges and expenses, which include attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of VSI Enterprises.

     With respect to actions by or in the right of VSI Enterprises, VSI Enterprises indemnifies directors and officers of VSI Enterprises against costs, charges and expenses, which include attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of any action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of VSI Enterprises; except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to VSI Enterprises, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the court shall deem proper.

     The indemnification provisions contained in VSI Enterprises' Certificate of Incorporation are substantially coextensive with the provisions of Section 145 of the Delaware General Corporation Law, which sets forth the applicable terms, conditions and limitations governing the indemnification of officers, directors and other persons.

ITEM 16.  EXHIBITS.

     The following exhibits are filed with this Registration Statement.

         EXHIBIT NO.                             DESCRIPTION OF EXHIBIT
         -----------                             ----------------------

                5.1        - Opinion of Smith, Gambrell & Russell, LLP
               23.1        - Consent of Grant Thornton LLP
               23.2        - Consent of Arthur Andersen LLP
               23.3        - Consent of Smith, Gambrell & Russell (contained in their opinion filed as
                                 Exhibit - 5.1 hereto)

               24.1        - Powers of Attorney (contained on signature page to
                             this Registration Statement)

ITEM 17.  UNDERTAKINGS

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, and, where applicable, each filing of an employee benefit plan's annual report under Section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant according to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norcross, State of Georgia, on the 3rd day of December, 1999.


                                   VSI  ENTERPRISES,  INC.


                                   By:    /s/ Richard E. Harrison
                                      -----------------------------------------
                                         Richard E. Harrison, Chief Executive
                                         Officer (Principal Executive Officer)



         In accordance with the requirements of the Securities Act of 1933, this registration statement amendment has been signed below by the following persons in the following capacities on the dates indicated.

                    Signature                                         Title                             Date
                    ---------                                         -----                             ----

        /s/ Richard E. Harrison                              Chief Executive Officer            December 3, 1999
---------------------------------------------
          Richard E. Harrison

       /s/ Karen T. Franklin                                 Chief Financial Officer            December 3, 1999
---------------------------------------------                (Principal Financial and
           Karen T. Franklin                                    Accounting Officer)

                       *                                            Director                    December 3, 1999
---------------------------------------------
                Larry M. Carr

                       *                                            Director                    December 3, 1999
---------------------------------------------
               Harlan D. Platt

                       *                                            Director                    December 3, 1999
---------------------------------------------
               Julia B. North

                       *                                            Director                    December 3, 1999
--------------------------------------------
             Edward S. Redstone



*By:   /s/ Richard E. Harrison
    --------------------------------------------------
       Richard E. Harrison, as Attorney-in-Fact
       pursuant to power of attorney included on
       the signature page to the Registration Statement

                                  EXHIBIT INDEX

         Exhibit
         Number                              Description of Exhibit
         ------                              ----------------------
           5.1                       Opinion of Smith, Gambrell & Russell, LLP

          23.1                       Consent of Grant Thornton LLP

          23.2                       Consent of Arthur Andersen LLP